UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                              Ingram Micro Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                      Class A Common Stock, par value $0.01
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                    457153
                         ----------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement  [ ]


CUSIP NO. 457153                     13G


1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO.

           Linwood A. Lacy, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                               (a)[ ]

                                                               (b)[X]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

Number of Shares             5. SOLE VOTING POWER
Beneficially Owned
by Each Reporting               1,397,242
Person With
                             6. SHARED VOTING POWER

                                -0-

                             7. SOLE DISPOSITIVE POWER

                                1,397,242

                             8. SHARED DISPOSITIVE POWER

                                -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,397,242

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                  [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.6%


12.   TYPE OF REPORTING PERSON

           IN

Item 1(a). Name of Issuer:

           Ingram Micro Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           1600 E. St. Andrew Place
           Santa Ana, CA 92705

Item 2(a). Name of Person Filing:

           Linwood A. Lacy, Jr.


Item 2(b). Address of Principal Business Office or, if None, Residence:

           c/o Ingram Industries Inc.
               One Belle meade Place
               4400 Harding Road
               Nashville, TN 37205

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Class A Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           457153

Item 3.    Type of Reporting Person:

           N/A

Item 4.    Ownership:

           (a), (b) and (c)

           Based on information provided by the Company, as of December 31, 1997, there were outstanding 37,285,381 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and 99,714,672 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the stockholders of the Company. The table below indicates beneficial ownership of Class A Common Stock as of December 31, 1997 of Mr. Lacy. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, certain securities convertible into, or exchangeable for, shares of Class A Common Stock, may be deemed to be shares of Class A Common Stock for purposes of determining beneficial ownership. See footnote (1) below. Also indicated is the percentage of Common Equity (as defined below) owned by Mr. Lacy as of such date.


==============================================================================
                                             % Class         % Common
                                             A Common         Equity
                          Beneficial         Stock at           at
                         Ownership at        12/31/97        12/31/97
                          12/31/97(1)          (1)             (2)
-------------------------------------------------------------------------------
Linwood A. Lacy, Jr.     1,397,242(3)           3.6             1.0
===============================================================================

(1) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Mr. Lacy is deemed as of any date to have "beneficial ownership" of any security that he has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of Mr. Lacy, any securities that any person other than Mr. Lacy has the right to acquire within 60 days of such date are not deemed to be outstanding.

(2) "Common Equity" means the Class A Common Stock and the Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

(3)      Includes options exercisable for 7,180 shares of Class A Common
         Stock. All other shares are shares of Class B Common Stock. Mr. Lacy has sole voting and dispositive power with respect to all such shares.


Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         (X).

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         N/A

Item 8.  Identification and Classification of Members of the Group:

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10. Certification:

         N/A


                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 1998



                                             /s/ Linwood A. Lacy, Jr.
                                             ---------------------------------
                                             Linwood A. Lacy, Jr.